UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2016

Date:	January 29, 2016
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2015

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2015	2014
Total revenue	2,240,357	2,865,991
Income before income tax expense	510,193	1,273,959
Net income attributable to Mitsubishi UFJ Financial Group	381,307	838,296
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	27.34	58.55
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	27.19	58.35

Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2015 and 2014 were ¥(64,655) million and ¥1,287,757 million, respectively.

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,
	2015	2014
Common stock	13,947,620	14,163,257

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

(in millions of yen)

	As of September 30, 2015	As of March 31, 2015
Total assets	283,978,815	280,886,326
Total Mitsubishi UFJ Financial Group shareholders’ equity	14,385,236	14,679,065

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,
	2015	2014
Net cash provided by operating activities	2,229,802	869,579
Net cash used in investing activities	(5,137,177)	(2,054,938)
Net cash provided by financing activities	3,199,854	915,968
Cash and cash equivalents at end of period	3,651,229	3,412,708

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s semiannual condensed consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 6-K (the “Semiannual U.S. GAAP Report”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Semiannual U.S. GAAP Report includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Semiannual U.S. GAAP Report carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates and stock prices, legal proceedings, changes in the regulatory and competitive environment, and natural disasters, cyber-attacks and other external events. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2015	As of March 31, 2015
Assets:
Cash and due from banks	3,651,229	3,353,236
Interest-earning deposits in other banks	44,237,744	37,364,698
Call loans, funds sold, and receivables under resale agreements	7,317,410	7,933,424
Receivables under securities borrowing transactions	6,739,901	4,659,545
Trading account assets	44,004,179	46,904,903
Investment securities:
Available-for-sale securities—carried at fair value	42,274,655	47,490,404
Held-to-maturity securities—carried at amortized cost	3,998,298	4,130,451
Other investment securities	566,811	587,119

Total investment securities	46,839,764	52,207,974

Loans, net of unearned income, unamortized premiums and deferred loan fees	120,665,437	118,265,202
Allowance for credit losses	(947,346)	(1,055,479)

Net loans	119,718,091	117,209,723

Premises and equipment—net	1,012,868	982,205
Accrued interest	296,910	323,496
Customers’ acceptance liability	165,893	205,384
Intangible assets—net	1,151,000	1,160,164
Goodwill	810,565	807,610
Deferred tax assets	85,122	90,674
Other assets	7,948,139	7,683,290

Total assets	283,978,815	280,886,326

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	17,930,788	17,829,620
Interest-bearing	109,058,919	107,968,674
Overseas offices, principally interest-bearing	45,376,564	46,192,973

Total deposits	172,366,271	171,991,267

Call money, funds purchased, and payables under repurchase agreements	24,891,192	24,397,191
Payables under securities lending transactions	9,086,489	8,205,349
Due to trust account and other short-term borrowings	14,113,350	13,156,799
Trading account liabilities	16,307,086	17,029,385
Obligations to return securities received as collateral	3,041,938	2,651,151
Bank acceptances outstanding	165,893	205,384
Accrued interest	131,611	132,330
Long-term debt	20,751,691	19,968,735
Other liabilities	8,092,155	7,867,394

Total liabilities	268,947,676	265,604,985

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,955,148	5,959,626
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,678,834	3,424,864
Accumulated other comprehensive income, net of taxes	2,621,293	3,067,255
Treasury stock, at cost	(199,880)	(102,521)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,385,236	14,679,065
Noncontrolling interests	645,903	602,276

Total equity	15,031,139	15,281,341

Total liabilities and equity	283,978,815	280,886,326

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2015	2014
Interest income:
Loans, including fees	1,020,156	973,824
Deposits in other banks	37,886	29,934
Investment securities	201,240	188,482
Trading account assets	196,241	206,135
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	28,759	34,834

Total	1,484,282	1,433,209

Interest expense:
Deposits	170,578	151,105
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	20,632	27,284
Due to trust account, other short-term borrowings, and trading account liabilities	25,843	31,569
Long-term debt	136,630	121,866

Total	353,683	331,824

Net interest income	1,130,599	1,101,385
Credit for credit losses	7,204	68,138

Net interest income after credit for credit losses	1,137,803	1,169,523

Non-interest income:
Fees and commissions income	729,900	672,050
Foreign exchange gains (losses)—net	41,615	(42,982)
Trading account profits (losses)—net	(284,774)	562,518
Investment securities gains—net	119,808	63,232
Equity in earnings of equity method investees—net	114,252	121,538
Other non-interest income	35,274	56,426

Total	756,075	1,432,782

Non-interest expense:
Salaries and employee benefits	574,221	534,889
Occupancy expenses—net	87,773	82,643
Fees and commission expenses	139,501	118,546
Outsourcing expenses, including data processing	120,996	121,568
Depreciation of premises and equipment	46,237	54,525
Amortization of intangible assets	116,244	107,308
Impairment of intangible assets	213	108
Insurance premiums, including deposit insurance	45,774	57,200
Communications	28,955	26,721
Taxes and public charges	43,804	47,560
Other non-interest expenses	179,967	177,278

Total	1,383,685	1,328,346

Income before income tax expense	510,193	1,273,959
Income tax expense	97,073	409,999

Net income before attribution of noncontrolling interests	413,120	863,960
Net income attributable to noncontrolling interests	31,813	25,664

Net income attributable to Mitsubishi UFJ Financial Group	381,307	838,296

Income allocated to preferred shareholders:
Cash dividends paid	—	8,970

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	381,307	829,326

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	27.34	58.55
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	27.19	58.35

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2015	2014
Net income before attribution of noncontrolling interests	413,120	863,960
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	(360,855)	442,705
Net unrealized gains on derivatives qualifying for cash flow hedges	2,683	1,538
Defined benefit plans	(23,592)	15,146
Foreign currency translation adjustments	(33,057)	2,942

Total	(414,821)	462,331

Comprehensive income (loss)	(1,701)	1,326,291

Net income attributable to noncontrolling interests	31,813	25,664
Other comprehensive income attributable to noncontrolling interests	31,141	12,870

Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group	(64,655)	1,287,757

Loans (Unaudited)
(in millions of yen)	As of September 30, 2015	As of March 31, 2015
Impaired loans	1,562,120	1,686,806
Other than impaired loans	119,103,317	116,578,396

Total	120,665,437	118,265,202

Allowance for credit losses (Unaudited)
(in millions of yen)	As of September 30, 2015	As of March 31, 2015
Related to impaired loans	550,504	607,287
Related to other than impaired loans	396,842	448,192

Total	947,346	1,055,479